April 22, 2021

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur Sandel – Structured Finance
Michelle Stasny – Structured Finance

Re:	Wisconsin Electric Power Company
WEPCo Environmental Trust Finance I, LLC
Registration Statement on Form SF-1
Filed January 20, 2021
File Nos. 333-252252 and 333-252252-01

Dear Mr. Sandel and Ms. Stasny:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of Wisconsin Electric Power Company and WEPCo Environmental Trust Finance I, LLC that the effective date of the Registration Statement be accelerated so that the same will become effective on April 26, 2021 at 10:30 a.m. E.S.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: April 20, 2021

(ii)	Anticipated dates of distribution: April 26, 2021 – May 5, 2021

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

Barclays Capital Inc.

BARCLAYS CAPITAL INC.

By:	/s/ Eric Chang
Name:	Eric Chang
Title:	Managing Director

On behalf of each Underwriter

Signature Page to Underwriter’s Acceleration Request